Mail Stop 0407

      							May 20, 2005

Via U.S. Mail and Fax (1-858-279-1799)
Mr. Todd M. Pitcher
Interim Chief Financial Officer
Superclick, Inc.
5001 LBJ Freeway
Suite 700 PMB 173
Dallas, TX  75244

	RE:	Superclick, Inc.
      Form 10-KSB for the fiscal year ended October 31, 2004
		Filed January 28, 2005
		File No. 333-31238

Dear Mr. Pitcher:

      We have reviewed your amendments filed on dated April 29,
2005
as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 16, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


Form 10-KSB/A for the fiscal year ended October 31, 2004

Item 6 Managements Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

1. Update your results of operations to reflect the restated financial statements.


The Company`s Liquidity Plan

2. Refer to your statement that during the latter half of Quarter
4,
2004, the Company`s cost control strategies focused on general and administrative expenses. These cost control strategies were the primary reason the Company was able to produce cash flow from operations. Also refer to your Consolidated Statement of Cash Flows on page 7 which states that you have a cash outflow from operating activities of $(867,513). Please revise your liquidity discussion to discuss your cash flow from operations for the year ended October 31,
2004. In addition include a discussion of investing and financing cash flow activities. Finally provide a discussion of your going concern opinion and how you plan to finance your operations for the next 12 months.

For additional guidance, please refer the Commission`s
Interpretive
Release on Management`s Discussion and Analysis of Financial
Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Statements of Operations, page 4

3. It appears that you recorded gain of forgiveness of debt of $299,441 for the year ended October 31, 2004 and 2003 respectively, however you do not have anything recorded for gain on forgiveness of debt from inception to October 31, 2004. This appears to be a typographical error. Please revise or advise.

Note A - Organization and Summary of Significant Accounting
Policies

Revenue recognition policy, page 12

4. Refer to your Management`s Discussion and Analysis where you state that the company derives the majority of its revenue from installation of its Superclick Internet Access Management System and fees for the maintenance, continuing call center support, and improvements to the system. In this regard:
* Tell us and disclose, citing accounting literature used, your accounting policy regarding revenue recognition for maintenance fees, call center support, and improvements to the system.
* Tell us how you considered EITF 00-21.
* Tell us how your considered Item 5-03(b) of Regulation S-X with regard to separate disclosure for different types of revenues and cost of revenues.

Note I - Related Party Transactions, page 28

5. We note that during the year ended October 31, 2003 that Superclick Inc. forgave $130,000 it had previously advanced Superclick Networks, Inc. We also note that you recorded that as gain on forgiveness of debt in your Consolidated Statement of Operations. Considering that you fully consolidated Superclick Networks, Inc. and Superclick Inc., tell us why a gain on forgiveness of intercompany debt is recorded in your Consolidated Statement of Operations.

Note M - Restatement, page 36

6. We note your statement that "in their letter dated, March 16,
2005
the SEC determined the acquisition of Superclick Netwworks, Inc. was a reverse merger." In that respect we remind you that our letter states that "it appears that the acquisition of Superclick Networks,
Inc. should have been accounted for as either a reverse acquisition or a recapitalization." Given that these financial statements are your responsibility, please revise your statement.

Item 8A. Controls and Procedures

7. In view of the determination that your accounting was inconsistent with the accounting literature and revision of the financial statements, it appears that your disclosure controls and procedures were ineffective as of December 31, 2004 and for your subsequent completed quarterly periods. Please revise, or tell us why you believe they are effective.

Exhibits

8. Please amend your certifications to conform exactly to the form provided for in the revised rules release effective August 14, 2003.
See Item 601(b)(31) of Regulation S-B and Securities Act Release
No.
33-8238 (June 5, 2003). For example, concerning the third paragraph, the form states that "disclosure controls and procedures" is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), not Rules 13(a)- 14(c)
and 15d-14(c). In addition, we note that, since you must file the Rule 13a-14(a) certifications with the amendment, you must include Form 10-KSB in its entirety in your amendment. Also, revise the certifications that were filed as exhibits to your subsequent Form 10-QSB/A.


Form 10-QSB/A for the quarterly period ended January 31, 2005

General

9. Revise to comply with the above comments to the extent applicable.

Consolidated Balance Sheet, page 3

10. We note that you had $256,896 recorded as deferred revenue as of
October 31, 2004. However, as of January 31, 2005 it appears that you do not have any deferred revenue recorded. Please explain, citing accounting literature used.


Note L - Subsequent Events, page 21

11. Tell us about your cashless options exercised subsequent to January 31, 2005 and how you account for them, citing accounting literature used. Tell us how many of your options issued have a cashless exercise feature.

Item 3. Controls and Procedures, page 33

12. Revise to apply the definition of disclosure controls and procedures found in Rules 13a-15(e) and 15d-15(e), which became effective on August 14, 2003. Your current disclosure references Rules 13a-14(c) and 15d-14(c). See Securities Act Release No. 33-8238 (June 5, 2003).

13. Furthermore, it is not clear whether, in making their conclusions in your subsequent Form 10-QSB/A, your certifying officers considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please disclose whether your certifying officers concluded, as of the end of the period covered by each report, that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. Also disclose whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Alternatively, you may simply disclose, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective.


14. In addition, it is not clear in your disclosure in the 10-QSB/A whether the problems with internal controls amounted to material weaknesses. Please revise to state whether you have determined the deficiencies were significant deficiencies that, individually or in the aggregate, constituted material weaknesses in your internal control over financial reporting. If the deficiencies constituted material weaknesses, tell us what the weaknesses were, when they existed, and the bases for your certifying officer`s conclusions about the effectiveness of your disclosure controls and procedures in light of the material weaknesses. Please see Question 11 of Management`s Reports on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) available on our web site at http://www.sec.gov/info/accountants/controlfaq1004.htm.




*    *    *    *

      As appropriate, please amend your Forms 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3835 if you have questions regarding the financial statements and related matters. Please contact me, at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Todd M. Pitcher
Superclick, Inc.
May 20, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE